SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 33)

Telephone and Data Systems, Inc.
(Name of Issuer)

Common Shares, Par Value $0.01
(Title of Class of Securities)

                                                                                                    _______879433829________
(CUSIP Number)

David Goldman
GAMCO Investors, Inc.
One Corporate Center
Rye, New York 10580-1435
(914) 921-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

___________December 5, 2013___________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  .

CUSIP No. 879433829
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli Funds, LLC I.D. No. 13-4044523
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Funds of investment advisory clients
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e) X
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 3,389,167 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 3,389,167 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 3,389,167 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 3.34%
14	Type of reporting person (SEE INSTRUCTIONS) IA

CUSIP No. 879433829
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GAMCO Asset Management Inc. I.D. No. 13-4044521
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Funds of investment advisory clients
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 4,411,587 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 4,803,824 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 4,803,824 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 4.74%
14	Type of reporting person (SEE INSTRUCTIONS) IA, CO

CUSIP No. 879433829
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli Securities, Inc. I.D. No. 13-3379374
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Client Funds
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 26,305 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 26,305 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 26,305 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.03%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 879433829
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) MJG Associates, Inc. I.D. No. 06-1304269
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Client Funds
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Connecticut
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 15,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 15,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 15,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.01%
14	Type of reporting person (SEE INSTRUCTIONS) CO

CUSIP No. 879433829
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) MJG-IV Limited Partnership I.D. No. 13-3191826
Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00 – Funds of a Private Entity
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 5,217 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 5,217 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 5,217 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.01%
14	Type of reporting person (SEE INSTRUCTIONS) PN

CUSIP No. 879433829
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli Foundation, Inc. I.D. No. 94-2975159
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization NV
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 2,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 2,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 2,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) 00-Private Foundation

CUSIP No. 879433829
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GGCP, Inc. I.D. No. 13-3056041
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Wyoming
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 14,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 14,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 14,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.01%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 879433829
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GAMCO Investors, Inc. I.D. No. 13-4007862
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) None
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power None (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power None (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person None (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 879433829
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Mario J. Gabelli
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00 – Funds of a Private Entity
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization USA
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 66,583 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 66,583 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 66,583 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.07%
14	Type of reporting person (SEE INSTRUCTIONS) IN

Item 1.                                        Security and Issuer
                                        This Amendment No. 33 to Schedule 13D on the Common Shares of Telephone and Data Systems Inc. (the "Issuer"), is being filed on behalf of the undersigned to amend the Schedule 13D, as amended (the "Schedule 13D") which was originally filed on February 27, 1998. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

Item 2.                                        Identity and Background
Item 2 to Schedule 13D is amended, in pertinent part, as follows:
This statement is being filed by Mario J. Gabelli ("Mario Gabelli") and various entities which he directly or indirectly controls or for which he acts as chief investment officer.  These entities engage in various aspects of the securities business, primarily as investment adviser to various institutional and individual clients, including registered investment companies and pension plans, and as general partner or the equivalent of various private investment partnerships or private funds.  Certain of these entities may also make investments for their own accounts.
The foregoing persons in the aggregate often own beneficially more than 5% of a class of equity securities of a particular issuer. Although several of the foregoing persons are treated as institutional investors for purposes of reporting their beneficial ownership on the short-form Schedule 13G, the holdings of those who do not qualify as institutional investors may exceed the 1% threshold presented for filing on Schedule 13G or implementation of their investment philosophy may from time to time require action which could be viewed as not completely passive. In order to avoid any question as to whether their beneficial ownership is being reported on the proper form and in order to provide greater investment flexibility and administrative uniformity, these persons have decided to file their beneficial ownership reports on the more detailed Schedule 13D form rather than on the short-form Schedule 13G and thereby to provide more expansive disclosure than may be necessary.
(a), (b) and (c) - This statement is being filed by one or more of the following persons: GGCP, Inc.  ("GGCP"), GGCP Holdings LLC ("GGCP Holdings"), GAMCO Investors, Inc. ("GBL"), Gabelli Funds, LLC ("Gabelli Funds"), GAMCO Asset Management Inc. ("GAMCO"), Teton Advisors, Inc. ("Teton Advisors"), Gabelli Securities, Inc. ("GSI"), G.research, Inc. ("G.research"), MJG Associates, Inc. ("MJG Associates"), Gabelli Foundation, Inc. ("Foundation"), MJG-IV Limited Partnership ("MJG-IV"), and Mario Gabelli. Those of the foregoing persons signing this Schedule 13D are hereinafter referred to as the "Reporting Persons".
GGCP makes investments for its own account and is the manager and a member of GGCP Holdings which is the controlling shareholder of GBL. GBL, a public company listed on the New York Stock Exchange, is the parent company for a variety of companies engaged in the securities business, including those named below.
GAMCO, a wholly-owned subsidiary of GBL, is an investment adviser registered under the Investment Advisers Act of 1940, as amended ("Advisers Act"). GAMCO is an investment manager providing discretionary managed account services for employee benefit plans, private investors, endowments, foundations and others.
GSI, a majority-owned subsidiary of GBL, is an investment adviser registered under the Advisers Act and serves as a general partner or investment manager to limited partnerships and offshore investment companies and other accounts.  As a part of its business, GSI may purchase or sell securities for its own account.  GSI is a general partner or investment manager of a number of funds or partnerships, including Gabelli Associates Fund, L.P., Gabelli Associates Fund II, L.P., Gabelli Associates Limited, Gabelli Associates Limited II E, ALCE Partners, L.P., Gabelli Capital Structure Arbitrage Fund LP, Gabelli Capital Structure Arbitrage Fund Limited, Gabelli Intermediate Credit Fund L.P., Gabelli Japanese Value Partners L.P., GAMA Select Energy + L.P., GAMCO Medical Opportunities L.P., GAMCO Long/Short Equity Fund, L.P., Gabelli Multimedia Partners, L.P, Gabelli International Gold Fund Limited and Gabelli Green Long/Short Fund, L.P.
G.research, a wholly-owned subsidiary of GSI, is a broker-dealer registered under the Securities Exchange Act of 1934, as amended ("1934 Act"), which as a part of its business regularly purchases and sells securities for its own account.
Gabelli Funds, a wholly owned subsidiary of GBL, is a limited liability company. Gabelli Funds is an investment adviser registered under the Advisers Act which provides advisory services for The Gabelli Equity Trust Inc., The Gabelli Asset Fund, The GAMCO Growth Fund, The Gabelli Convertible and Income Securities Fund Inc., The Gabelli Value Fund Inc., The Gabelli Small Cap Growth Fund, The Gabelli Equity Income Fund, The Gabelli ABC Fund, The GAMCO Global Telecommunications Fund, The Gabelli Gold Fund, Inc., The Gabelli Multimedia Trust Inc., The Gabelli Global Rising Income & Dividend Fund, The Gabelli Capital Asset Fund, The GAMCO International Growth Fund, Inc., The GAMCO Global Growth Fund, The Gabelli Utility Trust, The GAMCO Global Opportunity Fund, The Gabelli Utilities Fund, The Gabelli Dividend Growth Fund, The GAMCO Mathers Fund, The Gabelli Focus Five Fund, The Comstock Capital Value Fund, The Gabelli Dividend and Income Trust, The Gabelli Global Utility & Income Trust, The GAMCO Global Gold, Natural Resources, & Income Trust by Gabelli, The GAMCO Natural Resources Gold & Income Trust by Gabelli, The GDL Fund, Gabelli Enterprise Mergers & Acquisitions Fund, The Gabelli SRI Fund, Inc., and The Gabelli Healthcare & Wellness Rx Trust, (collectively, the "Funds"), which are registered investment companies.  Gabelli Funds is also the investment adviser to The GAMCO International SICAV (sub-funds GAMCO Stategic Value and GAMCO Merger Arbitrage), a UCITS III vehicle.
Teton Advisors, an investment adviser registered under the Advisers Act, provides discretionary advisory services to The TETON Westwood Mighty Mitessm Fund, The TETON Westwood Income Fund, The TETON Westwood SmallCap Equity Fund, and The TETON Westwood Mid-Cap Equity Fund.
MJG Associates provides advisory services to private investment partnerships and offshore funds. Mario Gabelli is the sole shareholder, director and employee of MJG Associates. MJG Associates is the Investment Manager of Gabelli International Limited and Gabelli Fund, LDC. Mario J. Gabelli is the general partner of Gabelli Performance Partnership, LP.
The Foundation is a private foundation. Mario Gabelli is the Chairman, a Trustee and the Investment Manager of the Foundation. Elisa M. Wilson is the President of the Foundation.
Mario Gabelli is the controlling stockholder, Chief Executive Officer and a director of GGCP and Chairman and Chief Executive Officer of GBL. Mario Gabelli is also a member of GGCP Holdings. Mario Gabelli is the controlling shareholder of Teton.
                             MJG-IV is a family partnership in which Mario Gabelli is the general partner.  Mario Gabelli has less than a 100% interest in MJG-IV.  MJG-IV makes investments for its own account.  Mario Gabelli disclaims ownership of the securities held by MJG-IV beyond his pecuniary interest.
The Reporting Persons do not admit that they constitute a group.
GAMCO and G.research are New York corporations and GBL, GSI, and Teton Advisors are Delaware corporations, each having its principal business office at One Corporate Center, Rye, New York 10580. GGCP is a Wyoming corporation having its principal business office at 140 Greenwich Avenue, Greenwich, CT 06830.   GGCP Holdings is a Delaware limited liability corporation having its principal business office at 140 Greenwich Avenue, Greenwich, CT 06830.  Gabelli Funds is a New York limited liability company having its principal business office at One Corporate Center, Rye, New York 10580.  MJG Associates is a Connecticut corporation having its principal business office at 140 Greenwich Avenue, Greenwich, CT 06830.  The Foundation is a Nevada corporation having its principal offices at 165 West Liberty Street, Reno, Nevada 89501.
For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively, "Covered Persons"), reference is made to Schedule I annexed hereto and incorporated herein by reference.
(d) – Not applicable.
(e) – On April 24, 2008, Gabelli Funds settled an administrative proceeding with the Securities and Exchange Commission ("Commission") regarding frequent trading in shares of a mutual fund it advises, without admitting or denying the findings or allegations of the Commission.  The inquiry involved Gabelli Funds' treatment of one investor who had engaged in frequent trading in one fund (the prospectus of which did not at that time impose limits on frequent trading), and who had subsequently made an investment in a hedge fund managed by an affiliate of Gabelli Funds.  The investor was banned from the fund in August 2002, only after certain other investors were banned.  The principal terms of the settlement include an administrative cease and desist order from violating Section 206(2) of the Investment Advisers Act of 1940, Section 17(d) of the Investment Company Act of 1940 ("Company Act"), and Rule 17d-1 thereunder, and Section 12(d)(1)(B)(1) of the Company Act, and the payment of $11 million in disgorgement and prejudgment interest and $5 million in a civil monetary penalty. Gabelli Funds was also required to retain an independent distribution consultant to develop a plan and oversee distribution to shareholders of the monies paid to the Commission, and to make certain other undertakings.
               On January 12, 2009, Gabelli Funds settled an administrative proceeding with the Commission without admitting or denying the findings or allegations of the Commission, regarding Section 19(a) of the Company Act and Rule 19a-1 thereunder by two closed-end funds.  Section 19(a) and Rule 19a-1 require registered investment companies, when making a distribution in the nature of a dividend from sources other than net investment income, to contemporaneously provide written statements to shareholders that adequately disclose the source or sources of such distribution.  While the two funds sent annual statements and provided other materials containing this information, the shareholders did not receive the notices required by Rule 19a-1 with any of the distributions that were made for 2002 and 2003. As part of the settlement Gabelli Funds agreed to pay a civil monetary penalty of $450,000 and to cease and desist from causing violations of Section 19(a) and Rule 19a-1. In connection with the settlement, the Commission noted the remedial actions previously undertaken by Gabelli Funds.
                          (f) – Reference is made to Schedule I hereto.

Item 4.                   Purpose of Transaction
                Item 4 to Schedule 13D is amended, in pertinent part, as follows:
                               On December 5, 2013, GAMCO sent a letter to the Issuer notifying the Issuer, among other things, that GAMCO may submit recommendations for one or more individuals as nominee for director in accordance with the procedures set forth in the Issuer's proxy statement.  A copy of the letter is attached as Exhibit A.

Item 5.                                        Interest In Securities Of The Issuer
Item 5 to Schedule 13D is amended, in pertinent part, as follows:
                              (a) The aggregate number of Securities to which this Schedule 13D relates is 8,322,096 shares, representing 8.21% of the 101,334,304 shares outstanding as reported by the Issuer in the 10-Q for the quarterly period ending September 30, 2013.  The Reporting Persons beneficially own those Securities as follows:
Name	Shares of Common Stock	% of Class of Common
Gabelli Funds	3,389,167	3.34%
GAMCO	4,803,824	4.74%
GSI	26,305	0.03%
Foundation GGCP Mario Gabelli MJG-IV MJG Associates	2,000 14,000 66,583 5,217 15,000	0.00% 0.01% 0.07% 0.01% 0.01%

Mario Gabelli is deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons.  GSI is deemed to have beneficial ownership of the Securities owned beneficially by G.research. GBL and GGCP are deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons other than Mario Gabelli and the Foundation.
(b) Each of the Reporting Persons and Covered Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except that (i) GAMCO does not have the authority to vote 392,237 of the reported shares, (ii) Gabelli Funds has sole dispositive and voting power with respect to the shares of the Issuer held by the Funds so long as the aggregate voting interest of all joint filers does not exceed 25% of their total voting interest in the Issuer and, in that event, the Proxy Voting Committee of each Fund shall respectively vote that Fund's shares, (iii) at any time, the Proxy Voting Committee of each such Fund may take and exercise in its sole discretion the entire voting power with respect to the shares held by such fund under special circumstances such as regulatory considerations, and (iv) the power of Mario Gabelli, GBL, and GGCP is indirect with respect to Securities beneficially owned directly by other Reporting Persons.
(c) Information with respect to all transactions in the Securities which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by each of the Reporting Persons and Covered Persons is set forth on Schedule II annexed hereto and incorporated herein by reference.
(e) Not applicable.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:            December 5, 2013

GGCP, INC.
MARIO J. GABELLI
MJG ASSOCIATES, INC.
MJG-IV LIMITED PARTNERSHIP
GABELLI FOUNDATION, INC.

By:/s/ Douglas R. Jamieson
     Douglas R. Jamieson
     Attorney-in-Fact

GAMCO ASSET MANAGEMENT INC.
  GAMCO INVESTORS, INC.
GABELLI SECURITIES, INC.
GABELLI FUNDS, LLC

By:/s/ Douglas R. Jamieson
     Douglas R. Jamieson
                    President & Chief Operating Officer – GAMCO Investors, Inc.
     President – GAMCO Asset Management Inc.
     President – Gabelli Securities, Inc.
                                                                                                       President & Chief Operating Officer of the sole member of
Gabelli Funds, LLC

Schedule I
     Information with Respect to Executive
Officers and Directors of the Undersigned
Schedule I to Schedule 13D is amended, in pertinent part, as follows:

The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.  Unless otherwise specified, the principal employer of each such individual is GAMCO Asset Management Inc., Gabelli Funds, LLC, Gabelli Securities, Inc., G.research, Inc., Teton Advisors, Inc., or GAMCO Investors, Inc., the business address of each of which is One Corporate Center, Rye, New York 10580, and each such individual identified below is a citizen of the United States. To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) and (e) of this Schedule 13D.

GGCP, Inc. Directors:
Mario J. Gabelli	Chief Executive Officer of GGCP, Inc., and Chairman & Chief Executive Officer of GAMCO Investors, Inc.; Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC.
Marc J. Gabelli	Chairman of The LGL Group, Inc. 2525 Shader Road Orlando, FL 32804
Matthew R. Gabelli	Vice President – Trading G.research, Inc. One Corporate Center Rye, NY 10580
Charles C. Baum	Secretary & Treasurer United Holdings Co., Inc. 2545 Wilkens Avenue Baltimore, MD 21223
Fredric V. Salerno	Chairman; Former Vice Chairman and Chief Financial Officer Verizon Communications

Officers:
Mario J. Gabelli	Chief Executive Officer and Chief Investment Officer
Marc J. Gabelli	President
Silvio A. Berni	Vice President, Assistant Secretary and Controller

GGCP Holdings LLC Members: GGCP, Inc. Mario J. Gabelli	Manager and Member Member

GAMCO Investors, Inc. Directors:
Edwin L. Artzt Raymond C. Avansino Richard L. Bready

Former Chairman and Chief Executive Officer
Procter & Gamble Company
900 Adams Crossing
Cincinnati, OH 45202

Chairman & Chief Executive Officer
E.L. Wiegand Foundation
165 West Liberty Street
Reno, NV 89501

Former Chairman and Chief Executive Officer
Nortek, Inc.
50 Kennedy Plaza
Providence, RI 02903

Mario J. Gabelli Elisa M. Wilson	See above Director c/o GAMCO Investors, Inc. One Corporate Center Rye, NY 10580

Eugene R. McGrath	Former Chairman and Chief Executive Officer Consolidated Edison, Inc. 4 Irving Place New York, NY 10003
Robert S. Prather	Former President & Chief Operating Officer Gray Television, Inc. 4370 Peachtree Road, NE Atlanta, GA 30319
Officers:
Mario J. Gabelli	Chairman and Chief Executive Officer
Douglas R. Jamieson Henry G. Van der Eb Bruce N. Alpert Agnes Mullady Robert S. Zuccaro Kevin Handwerker
President and Chief Operating Officer

Senior Vice President

Senior Vice President

Senior Vice President

Executive Vice President and Chief Financial Officer

Executive Vice President, General Counsel and Secretary

GAMCO Asset Management Inc. Directors:
Douglas R. Jamieson Regina M. Pitaro William S. Selby
Officers:
Mario J. Gabelli	Chief Executive Officer and Chief Investment Officer – Value Portfolios

Douglas R. Jamieson Robert S. Zuccaro David Goldman Thomas J. Hearity	President, Chief Operating Officer and Managing Director Chief Financial Officer General Counsel, Secretary & Chief Compliance Officer Assistant Secretary
Gabelli Funds, LLC Officers:
Mario J. Gabelli	Chief Investment Officer – Value Portfolios
Bruce N. Alpert	Executive Vice President and Chief Operating Officer
Agnes Mullady	President and Chief Operating Officer – Open End Fund Division
Robert S. Zuccaro	Chief Financial Officer
Teton Advisors, Inc. Directors:
Howard F. Ward Nicholas F. Galluccio Vincent J. Amabile John Tesoro	Chairman of the Board Chief Executive Officer and President
Officers:
Howard F. Ward Nicholas F. Galluccio Robert S. Zuccaro David Goldman Tiffany Hayden	See above See above Chief Financial Officer Assistant Secretary Secretary

Gabelli Securities, Inc.
Directors:
Robert W. Blake	President of W. R. Blake & Sons, Inc. 196-20 Northern Boulevard Flushing, NY 11358
Douglas G. DeVivo	DeVivo Asset Management Company LLC P.O. Box 2048 Menlo Park, CA 94027
Douglas R. Jamieson	President
Daniel R. Lee	Managing Partner of Creative Casinos, LLC 10801 W. Charleston Blvd., Suite 420 Las Vegas, NV 89135

Officers:
Douglas R. Jamieson Robert S. Zuccaro Diane M. LaPointe Thomas J. Hearity David M. Goldman Joel Torrance	See above Chief Financial Officer Controller General Counsel and Secretary Assistant Secretary Chief Compliance Officer
G.research, Inc. Directors:
Irene Smolicz	Senior Trader – G.research, Inc.
Daniel M. Miller	Chairman
Officers:
Daniel M. Miller	See above
Cornelius V. McGinity	President
Bruce N. Alpert Diane M. LaPointe Douglas R. Jamieson David M. Goldman Josephine D. LaFauci	Vice President Controller and Financial & Operations Principal Secretary Assistant Secretary Chief Compliance Officer
Gabelli Foundation, Inc. Officers:
Mario J. Gabelli	Chairman, Trustee & Chief Investment Officer
Elisa M. Wilson Marc J. Gabelli Matthew R. Gabelli Michael Gabelli	President Trustee Trustee Trustee
MJG-IV Limited Partnership Officers:
Mario J. Gabelli	General Partner

                                  SCHEDULE II
                            INFORMATION WITH RESPECT TO
                 TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS OR
                 SINCE THE MOST RECENT FILING ON SCHEDULE 13D (1)
                                   SHARES PURCHASED        AVERAGE
                        DATE            SOLD(-) PRICE(2)

 COMMON STOCK-TELEPHONE & DATA SYSTEMS, INC.

          GABELLI FOUNDATION, INC.
                      10/28/13            1,000-           31.4400
          MJG ASSOCIATES, INC.
             GABELLI INTERNATIONAL LIMITEDD
                      10/22/13            1,000-           30.0800
             GABELLI FUND, LDC
                      10/25/13              500-           30.4100
                      10/24/13              500-           30.0180
                      10/22/13              400-           30.2400
                      10/21/13              600-           30.0386
          GAMCO ASSET MANAGEMENT INC.
                      12/04/13              417-           27.1320
                      12/03/13              500-           26.8960
                      12/03/13              404-           27.0395
                      12/02/13            1,000-           27.2130
                      12/02/13              234-           27.2401
                      12/02/13              439-           27.4023
                      11/29/13              687-           27.7791
                      11/29/13              100            28.0199
                      11/27/13            2,904-           27.9812
                      11/27/13              400-           28.2700
                      11/26/13            4,000-           28.3758
                      11/26/13            3,911-           28.2733
                      11/26/13            5,400-           28.2810
                      11/25/13              569-           28.2620
                      11/25/13           15,834-           28.3124
                      11/22/13              226-           28.8000
                      11/21/13              326-           29.3515
                      11/21/13              522-           29.3401
                      11/21/13              416            28.8800
                      11/21/13            2,567-           29.3194
                      11/20/13              526-           28.9600
                      11/20/13            4,000-           28.9602
                      11/19/13              200            28.9964
                      11/19/13            3,944-           28.8433
                      11/19/13            1,000-           28.9540
                      11/19/13            7,175-           28.8429
                      11/18/13            4,000-           29.4359
                      11/18/13            1,356-           29.5314
                      11/15/13            2,987-           29.5920
                      11/14/13            2,500-           29.5688
                      11/14/13              300-           29.5300
                      11/12/13              243-           29.4300
                      11/12/13              200-           29.3200
                      11/11/13              369-           29.3607
                      11/11/13            2,543-           29.4684
                      11/08/13              600-           29.3305
                      11/07/13              869-           29.8303
                      11/06/13              200-             *DO
                      11/06/13            1,000-           30.4800
                      11/05/13              200-           30.4100
                      11/05/13            7,000-           30.5209
                      11/04/13            1,218-           30.5294
                      10/31/13              626-             *DO
                      10/31/13              300-           30.7000
                      10/31/13            2,067-           30.7112
                      10/30/13            6,950-           30.9533
                      10/30/13              687-           31.0276
                      10/29/13              400-           31.3725
                      10/29/13              926-           31.1673
                      10/28/13            1,000-           31.3100
                      10/25/13            2,601-           30.5984
                      10/25/13              870-           30.1300
                      10/24/13              287-           29.9742
                      10/24/13              387-           30.0000
                      10/24/13              765-           29.9900
                      10/23/13            1,334-           29.9496
                      10/21/13              491-           29.7501
                      10/21/13              491-           29.7501
                      10/21/13            4,817-           29.9400
                      10/21/13              491            29.7501
                      10/18/13              269-           29.8500
                      10/18/13            4,000-           30.1052
                      10/17/13            2,830-           29.5541
                      10/16/13            3,000-           29.4917
                      10/15/13              243-           29.1500
                      10/15/13              243-           29.0500
                      10/15/13              400-           29.1300
                      10/14/13              577-           28.9946
                      10/14/13              243-           29.0800
                      10/11/13            6,000-           29.1915
                      10/11/13           10,864-           29.2007
                      10/10/13              263-             *DO
                      10/08/13              375-           29.0000
                      10/07/13              687-           28.9692
                      10/07/13              717-           29.0000
          MARIO J. GABELLI
                      11/19/13            1,000-           28.8910
                      10/31/13            3,000-           31.1738
                      10/28/13            1,000-           31.3200
          GABELLI FUNDS, LLC.
             GABELLI UTILITIES FUND
                      10/17/13            5,000-           29.5908
             GAMCO GLOBAL TELECOMMUNICATIONS FUND
                      11/27/13           10,000-           27.9414
             GABELLI MULTIMEDIA TRUST INC.
                      12/04/13            2,000-           26.9294
                      11/29/13            2,000-           27.8425
             GABELLI EQUITY TRUST
                      11/21/13            2,000-           29.3039
                      11/18/13            3,000-           29.6000
                      11/08/13            2,000-           29.0000
                      11/05/13            2,000-           30.7400
             GABELLI ASSET FUND
                      11/05/13            2,000-           30.5875
                      10/25/13            2,000-           30.4943
             GABELLI ABC FUND
                      12/04/13              609-           27.1242
             GABELLI GLOBAL UTILITY & INCOME TRUST
                      10/22/13            5,000-           30.0122

(1) UNLESS OTHERWISE INDICATED, ALL TRANSACTIONS WERE EFFECTED
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(2) PRICE EXCLUDES COMMISSION.

(*) RESULTS IN CHANGE OF DISPOSITIVE POWER AND BENEFICIAL OWNERSHIP.